

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

By E-Mail

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:**   **Vivus, Inc.**
> **Definitive Additional Materials filed by First Manhattan Co. et al.**
> **Filed June 25, 2013**
> **File No. 1-33389**

Dear Mr. Weingarten:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials

Realizing the Value of Vivus, dated June 25, 2013

Why a Total Change of the Vivus Board is Required; Ernesto Mario, page 8

1. We note the following disclosure which appears to make charges concerning improper or illegal conduct: "Serving on seven Boards violates Vivus' Nominating and Governance Committee Charter." Please revise and refile to ensure that the statement complies with Rule 14a-9 and disclose the factual foundation for the statement or delete the statement. Refer to Note (b) to Rule 14a-9.

<u>The Vivus Board if Overpaid, page 11</u>

2. We note the disclosure that "FMC Nominees intend to immediately cut cash compensation by more than 50%, eliminate RSU compensation, and implement 100% options for equity compensation at peer norms." Further, we note the slides regarding "The Plan to Fix Vivus" on pages 21-32. Please revise and refile to clarify that the nominees' plans may change subject to their fiduciary duty to shareholders if elected.

<u>Engage the Right Pharmaceutical Partner…, page 24</u>

3. Please revise to state whether First Manhattan has identified a specific pharmaceutical partner to sell Qsymia.

<u>Fix the Unsustainable Expense Structure…, page 26</u>

4. Please revise to describe any specific plans to "salvage value from Stendra if possible."

Please direct any questions to me at (202) 551-3411.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions